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FOR IMMEDIATE RELEASE

BENESSE SUCCESSFULLY COMPLETES SHARE EXCHANGE FOR BERLITZ INTERNATIONAL, INC.

         New York, New York (July 3, 2001) - Benesse Corporation and Benesse Holdings International, Inc. announced today the acquisition by Benesse Holdings of the remaining outstanding shares of common stock of Berlitz International, Inc. (NYSE: BTZ). The acquisition was made by means of a share exchange transaction effected under New York law on July 2, 2001, the date on which Benesse Holding's certificate of exchange was filed by the New York Department of State. As a result of the share exchange, Benesse Holdings now owns 100% of the presently outstanding shares of Berlitz common stock.

         Pursuant to the terms of the share exchange transaction, each share of Berlitz common stock outstanding on July 2, 2001 that was not owned by Benesse Holdings was automatically converted into the right to receive $16.50 in cash, without interest. Because Benesse Holdings owned more than 90% of the outstanding shares of Berlitz as of the date it approved the share exchange, no vote of the shareholders of Berlitz was required to effect the share exchange. A copy of the Plan of Exchange of Shares and a letter of transmittal for shareholders to use in surrendering their shares in return for the share exchange consideration has previously been mailed to Berlitz's remaining shareholders.

         Benesse is a public company in Japan and its shares are traded on the Tokyo Stock Exchange and the Osaka Securities Exchange. Benesse is the largest educational services company in Japan. Benesse holds the leading position in the Japanese market for correspondence courses, simulated examinations and study aids, with products and services designed for pre-school children and students from elementary school to senior high school. Benesse also publishes Japanese magazines targeted at expectant mothers, young mothers and homemakers and has a growing presence in the field of for-profit social welfare services, principally elder-care facilities and child day-care centers. Benesse Holdings is a wholly owned subsidiary of Benesse incorporated in Delaware in 1991 to act as a holding company for the stock of Berlitz and to make other strategic investments.

         Berlitz and its franchisees have more than 400 locations in over 50 countries worldwide offering language instruction, cross-cultural training, document translation, software localization and interpretation services. In addition, Berlitz offers a wide range of publishing products such as dictionaries, phrase books, travel guides and self-study language instruction materials including CDs and audiocassettes.

Contact:   Georgeson Shareholder Communications Inc.
           Attn: Donna Ackerly / Chris Hayden
           17 State Street, 10th Floor
           New York, New York 10004
           Phone:  (212) 440-9800 or (800) 223-2064 (toll free)